UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2011

Commission File No. 0-31076

TERYL RESOURCES CORP.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC  V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Material Change Report dated April 4, 2011.

99.2

News Release dated April 14, 2011.

99.3

Material Change Report dated April 14, 2011.

99.4

Voting Instruction Form.

99.5

Return Card.

99.6

Notice of Meeting dated March 22, 2011.

99.7

Information Circular dated March 29, 2011.

99.8

Form of Proxy.

99.9

News Release dated April 26, 2011.

99.10

Interim financial statement for nine months ended February 28, 2011.

99.11

Management Discussion & Analysis for nine months ended February 28, 2011.

99.12

Form 52-109FV2 CFO Certification dated April 29, 2011.

99.13

Form 52-109FV2 CEO Certification dated April 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.

(Registrant)

By

/s/ John Robertson

John Robertson,

President

Date     May 2, 2011